

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2020

Sacha Poignonnec
Co-Chief Executive Officer and Member of the Management Board
Jumia Technologies AG
Charlottenstraße 4
10969 Berlin, Germany

> **Re: Jumia Technologies AG**
> **Form 20-F for the Year Ended December 31, 2019**
> **Filed April 3, 2020**
> **File No. 001-38863**

Dear Mr. Poignonnec:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services